モリソン・フォースター外国法事務弁護士事務所*
伊藤 見富法律事務所
（特定共同事業事務所）

MORRISON & FOERSTER LLP
ITO & MITOMI
(REGISTERED ASSOCIATED OFFICES)

04035340

July 7, 2004

Writer's Direct Dial Number
+81 3-3214-6522

By Hand Delivery

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

PROCESSED
JUL 08 2004
THOMSON FINANCIAL

RECEIVED
2004 JUL -7 P 3:55
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Attention: Mr. Paul Dudek

Re: **File No. 82-4885 / Fujitsu Support and Service Inc.**
Submission of Information Required under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Mr. Dudek:

On behalf of our client, Fujitsu Support and Service Inc. (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Annual Securities Report for the fiscal year ended March 31, 2004 (the "Annual Securities Report"). The Company filed the Annual Securities Report with the Kanto Local Finance Bureau on June 29, 2004 pursuant to Article 24(1) of the Securities and Exchange Law of Japan. A brief description of the contents of the Annual Securities Report is attached hereto as Exhibit A.

This letter, together with the enclosure, shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to the enclosed information, please do not hesitate to contact the undersigned (direct: (81) 3-3214-6522, fax: (81) 3-3214-6512).

AIG BLDG. 11F, 1-3, MARUNOUCHI 1-CHOME, CHIYODA-KU, TOKYO 100-0005, JAPAN
〒100-0005 東京都千代田区丸の内一丁目1番3号 AICビル11階
TELEPHONE 81-3-3214-6522 FACSIMILE 81-3-3214-6512
*PRIMARY QUALIFICATION: NEW YORK, CALIFORNIA, ENGLAND

tk-134461

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to the messenger making this delivery.

Very truly yours,

Jason Tomita

Jason Tomita

Enclosures

cc: Mr. Akatsu
D. Perkins
M. Uchida

EXHIBIT A

Annual Securities Report for the Fiscal Year ended March 31, 2004

The Annual Securities Report includes the following information relating to Fujitsu Support and Service Inc. (the "Company") and its consolidated subsidiaries (together with the Company, the "Fsas Group"):

1. General Company Information, including an index of the Company's key financial information for the past five years on a consolidated and non-consolidated basis; a summary of the Company's history; a description of the Fsas Group's business; summary information on the Company's parent company and subsidiaries; and information relating to employees of the Fsas Group.

2. Business Overview, including an overview of the Fsas Group's business activities and a summary of its operations for the fiscal year ended March 31, 2004; summaries of customer orders and sales activities; future tasks to be addressed; a description of business risks facing the Fsas Group; a listing of material contracts of the Company; research and development activities; and a description of the Company's financial condition and an analysis of management results.

3. Facility Information, including a description of investment in facilities; summary information on the Fsas Group's owned and leased facilities; and a listing of improvements to and disposal of facilities.

4. Share, Shareholder and Management Information, including information on the Company's capital and outstanding common stock; information on the Company's purchase of its own shares; the Company's dividend policy and payments made during the fiscal year ended March 31, 2004; an index of the market prices and other information relating to the trading of the Company's shares; a description of Members of the Board and Corporate Auditors of the Company; and a description of the Company's corporate governance structure.

5. Accounting Information, including consolidated and non-consolidated audited financial statements for the fiscal year ended March 31, 2004 and for the fiscal year ended March 31, 2003, and notes and supplementary information thereto.

6. Reference Information, including administrative information relating to the handling of the Company's shares; and a listing of the Company's securities filings made in Japan between the beginning of the 2003 fiscal year and the date of submission of this Annual Securities Report.

7. Copies of Reports of Independent Certified Public Accountants, including the forms of the reports of the independent certified public accountants for the consolidated and non-consolidated financial statements for the fiscal year ended March 31, 2004 and for the fiscal year ended March 31, 2003.